UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED; EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended June 30, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                     to

Commission File Number: 0-26802

     A. Full title of plan and the address of the plan, if different from that of the issuer named below:

CheckFree Services Corporation 401(k) Plan

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CheckFree Corporation
4411 East Jones Bridge Road
Norcross, Georgia 30092

CHECKFREE SERVICES CORPORATION 401(k) PLAN

Financial Statements
As of June 30, 2004 and 2003
and For The Year Ended June 30, 2004
and Report of Independent Registered Public Accounting Firm

Index to Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of June 30, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2004	3

Notes to Financial Statements as of June 30, 2004 and 2003, and for the Year Ended June 30, 2004	4

Supplemental Schedule as of June 30, 2004:

Form 5500, Schedule H, Part IV, Line 4I, Schedule of Assets Held (At End of Year)	9

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

Signatures	10

Exhibit Index
Exhibit 23

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
CheckFree Services Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CheckFree Services Corporation 401(k) Plan (the “Plan”) as of June 30, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended June 30, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004 and 2003, and the changes in net assets available for benefits for the year ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
December 20, 2004

CHECKFREE SERVICES CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	June 30,
	2004	2003
ASSETS
INVESTMENTS, at fair value:
Mutual funds	$39,818,158	$26,571,771
Common collective trust funds	28,266,563	25,139,629
CheckFree Corporation common stock fund	20,359,825	17,550,792
Participant loans	1,669,129	1,445,953

Total investments	90,113,675	70,708,145

RECEIVABLES:
Employer contributions	3,102,165	3,143,704
Participant contributions	460,046	411,267

Total receivables	3,562,211	3,554,971

PAYABLES:
Excess contributions payable	(159,386)	—

Total payables	(159,386)	—

NET ASSETS AVAILABLE FOR BENEFITS	$93,516,500	$74,263,116

See Notes to Financial Statements

CHECKFREE SERVICES CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
June 30, 2004
ADDITIONS (DEDUCTIONS):
Contributions:
Employer contributions	$3,102,165
Participant contributions	10,001,669
Rollovers	651,487

Total contributions	13,755,321

Investment income:
Interest and dividends	664,314
Net appreciation in fair value of investments	10,558,632

11,222,946
Investment expenses	(96,634)

Net investment income	11,126,312

Distributions to participants	(5,609,843)
Administrative expenses	(18,406)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	19,253,384
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	74,263,116

End of year	$93,516,500

See Notes to Financial Statements

CHECKFREE SERVICES CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2004 AND 2003, AND
FOR THE YEAR ENDED JUNE 30 2004

1.	DESCRIPTION OF PLAN

The following brief description of the CheckFree Services Corporation 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution savings plan covering all employees of CheckFree Services Corporation and its affiliates (excluding leased employees and non-resident aliens) who have adopted the Plan as a participating employer (collectively, the “Company”). An employee may immediately enroll in the Plan upon attaining age 18 and having completed one hour of service. Employees who have completed 1,000 hours of service and are employed on the last day of the Plan year, or an employee who dies, becomes disabled, or retires during the year is eligible to receive the employer-matching contributions to the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”), as amended.

Administration - The Plan is administered by the Company. AMVESCAP National Trust Company (“AMVESCAP”) is the trustee and AMVESCAP Retirement, Inc. is the recordkeeper for the Plan. All administrative fees paid to AMVESCAP in order to manage the Plan are paid by the Company. Administrative fees related to loan set-up and maintenance charges and investment expenses are paid by the Plan.

Contributions - Eligible employees of the Company may elect to defer 1% to 80% of their annual income for retirement, up to a maximum in 2004 of $13,000 annually for employees under 50 years of age or $16,000 annually for employees 50 years old or older. The Company matches 100% of the participant’s contribution up to a maximum $1,000 contribution per participant, and the Company, at its discretion, may make additional matching contributions into the Plan. The employer match is made in units of the CheckFree Corporation Stock Fund, and participants may elect to sell those units after a period of one year. In 2004, the Company made a discretionary matching contribution of $1,432,000 which was determined based on a percentage of individual participants’ contributions during the plan year.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participants’ account is credited with the participants’ contributions and an allocation of the Company’s contributions and Plan earnings (losses) and charged with any distributions and administrative expenses associated with distributions. Allocations are based on the participants’ account balance as defined in the Plan.

Vesting - Participants are immediately vested in their contributions plus the earnings thereon. In addition, the participants are immediately vested in the all Company contributions.

Participant Loans - Loans are recorded at an amount equal to their remaining principal balance. Loan terms range from one to five years (or longer periods if the purpose of the loan is for the purchase of a principal residence), are collateralized by the balance in the participant’s account, and bear interest at rates determined by current market rates. Participants may borrow a minimum of $1,000 up to a maximum of 50% of their account, not to exceed $50,000. Interest rates ranged from 5.00% to 10.50% and 5.25% to 10.50% as of June 30, 2004 and 2003, respectively. Principal and interest are paid ratably through monthly payroll deductions.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2004 AND 2003, AND
FOR THE YEAR ENDED JUNE 30 2004 (CONTINUED)

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits — A participant’s account balance may be withdrawn upon termination of employment, as defined. A participant’s account balance may be withdrawn before retirement or termination of employment only upon attainment of age 591/2. A participant must commence receiving benefits by age 701/2. A participant may elect to receive the value of his or her account in one or more of the following methods: (a) lump-sum payment; (b) a single or joint and survivor premium annuity contract; (c) partly in cash and partly as a single premium annuity contract; or (d) periodic installments over a period not to exceed 15 years.

Excess Contributions Payable — The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code (“IRC”) limits.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are valued at fair value based on quoted market prices of the underlying instruments. The CheckFree Corporation Company Stock Fund is valued at fair value based on the quoted market price of the underlying stock. Participant loans are valued at remaining principal balance which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in certain mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, such management fees and operating expenses are included in the net investment income of the statement of changes in net assets available for benefits.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits — Benefits are recorded when paid.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2004 AND 2003, AND
FOR THE YEAR ENDED JUNE 30 2004 (CONTINUED)

3.	INVESTMENTS

The following table presents the fair values of investments as of June 30. Investments that represent 5% or more of the Plan’s net assets are separately identified:

	2004	2003
CheckFree Corporation Company Stock Fund, 1,145,741 and 1,056,379 units, respectively	$20,359,825	$17,550,792
Invesco 500 Index Trust Fund, 513,623 and 464,341 shares, respectively	14,864,254	11,283,491
AIM Constellation Fund, 504,253 and 496,135 shares, respectively	11,053,219	9,183,467
AIM Premier Equity Fund, 874,706 and 865,998 shares, respectively	8,292,214	7,170,466
Invesco Stable Value Trust Fund, 7,105,495 and 7,273,831 shares, respectively	7,105,495	7,273,831
Invesco International Equity Trust Fund, 245,315 and 230,347 shares, respectively	5,529,397	3,975,785
Others	22,909,271	14,270,313

	$90,113,675	$70,708,145

During the year ended June 30, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated in value as follows:

Mutual Funds	$4,511,343
Common Collective Trust Funds	3,702,491
CheckFree Corporation Company Stock Fund	2,344,798

$10,558,632

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2004 AND 2003, AND
FOR THE YEAR ENDED JUNE 30 2004 (CONTINUED)

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of June 30, 2004 and 2003, and for the year ended June 30, 2004 is as follows:

	June 30,
	2004	2003
Net assets:
CheckFree Corporation Common Stock Fund	$20,359,825	$17,550,792

Changes in net assets:
Employer contributions	3,143,704
Net appreciation in fair value of investments	2,344,798
Transfers in from participant-directed investments	1,315,541
Participant contributions	269,960
Rollover contributions	49,229
Transfers to participant-directed investments	(3,101,073)
Benefits paid to participants	(1,149,966)
Loans issued, net of repayments	(57,688)
Administrative expenses	(5,472)

Net change	2,809,033
CheckFree Corporation Common Stock Fund — beginning of year	17,550,792

CheckFree Corporation Common Stock Fund — end of year	$20,359,825

Note: As nonparticipant information cannot be separately identified, this information includes both participant and nonparticipant information.

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated March 11, 1996 that the Plan was designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan Administrator believe that the Plan is designed and operated in compliance with the applicable provisions of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2004 AND 2003, AND
FOR THE YEAR ENDED JUNE 30 2004 (CONTINUED)

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and common collective trust funds managed by AMVESCAP, the trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for mutual fund investment management services are included as a reduction of the return earned on each fund. Administrative expenses paid on behalf of the Plan by the sponsor, CheckFree Services Corporation, were $20,415 for the year ended June 30, 2004. Fees paid to AMVESCAP by the Plan were $115,040 for the year ended June 30, 2004.

At June 30, 2004 and 2003, the Plan held 1,145,741 and 1,056,379 units, respectively, of CheckFree Corporation Company Stock Fund with fair values of $20,359,825 and $17,550,792, respectively. This fund is primarily invested in stock of CheckFree Corporation, the parent of the sponsoring employer.

CHECKFREE SERVICES CORPORATION 401(k) PLAN

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4I
SCHEDULE OF ASSETS HELD (AT END OF YEAR)

AS OF JUNE 30, 2004

(A)	(B)	(C)		(D)	(E)
		Description of Investment Including
	Identity of Issue, Borrower,	Date, Rate of Interest, Collateral,			Current
	Lessor, or Similar Party	Par, or Maturity Value	Shares	Cost (1)	Value
*	AMVESCAP National Trust Company	Invesco 500 Index Trust Fund	513,623		$14,864,254
*	AMVESCAP National Trust Company	AIM Constellation Fund	504,253		11,053,219
*	AMVESCAP National Trust Company	AIM Premier Equity Fund	874,706		8,292,214
*	AMVESCAP National Trust Company	Invesco Stable Value Trust Fund	7,105,495		7,105,495
*	AMVESCAP National Trust Company	Invesco International Equity Trust Fund	245,315		5,529,397
*	AMVESCAP National Trust Company	Invesco Leisure Fund	39,287		1,657,119
*	AMVESCAP National Trust Company	Invesco Health Sciences Fund	29,927		1,487,055
*	AMVESCAP National Trust Company	Invesco Financial Services Fund	38,094		1,142,068
*	AMVESCAP National Trust Company	Invesco Technology II Fund	58,727		1,435,285
*	AMVESCAP National Trust Company	Invesco Small Company Growth Fund	121,850		1,400,056
*	AMVESCAP National Trust Company	Invesco Core Equity Fund	17,139		195,385
*	AMVESCAP National Trust Company	Invesco Structured Small Cap Value Equity Trust Fund	8,679		767,417
	Janus Funds	Janus Mercury Fund	96,545		1,939,587
	PIMCO Funds	PIMCO Total Return – Class Admin Fund	368,965		3,925,790
	Lord Abbett Family of Funds	Lord Abbett Mid Cap Value Fund	123,805		2,549,137
	MFS Family of Funds	MFS Total Return – Class A Fund	240,531		3,680,119
	MFS Family of Funds	MFS Value Class A Fund	42,600		891,187
	One Group Mutual Funds	One Group Mid Cap Growth – Class A Fund	7,781		169,937
*	CheckFree Corporation	CheckFree Corporation Common Stock Fund	1,145,741	19,464,166	20,359,825
*	Participant Loans	Various participant loans, interest rates ranging from 5.00% to 10.50%, maturing through 2019			1,669,129

					$90,113,675

* Party-in-interest

(1) Cost amounts not presented for participant-directed funds. The CheckFree Corporation Common Stock Fund is composed of nonparticipant and participant directed funds.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CheckFree Services Corporation, the sponsor and plan administrator of the CheckFree Services Corporation 401(k) Plan

Dated: December 20, 2004	By: /s/ John J. Browne, Jr.

Name: John J. Browne, Jr.
Title: Vice President, Controller and Chief Accounting Officer

Dated: December 20, 2004	By: /s/ Deborah N. Gable

Name: Deborah N. Gable
Title: Senior Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm